SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                         FORM 12b-25
               Commission File Number 0-18660

                 NOTIFICATION OF LATE FILING

(Check-One):    X  Form 10-K      Form 11-K       Form 20-F    Form 10-Q
                             Form N-SAR

For Period Ended:   December 31, 1997

   Transition Report on Form 10-K
   Transition Report on Form 10-Q
   Transition Report on Form 20-F
   Transition Report on Form N-SAR
   Transition Report on Form 11-K

For the Transition Period Ended:


Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                               Part I
                      Registrant Information

Full name of registrant       M.G. Products, Inc.

Former name if applicable


Address of principal executive office (Street and Number) 8154 Bracken Creek

City, State and Zip Code      San Antonio  TX 78266-2143


                               Part II
                       Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part
         III of this form could not be eliminated without unreasonable effort or expense:

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               Part III
                               Narrative

State below in reasonable detail the reasons why Form
10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

Since the resignation of the Company's independent auditors, as more fully disclosed in the Current Report on Form 8-KA filed with the Securities and Exchange Commission on September 17, 1997, the Company has been unable to retain independent auditors to prepare financial statements for fiscal year 1997. Accordingly, the Company is not able to complete and file its Annual Report on Form 10-K



                 Part IV  Other Information

(1) Name and telephone number of person to contact in regard to these notification

  ERIC WILLIAMS            (210) 651-5288__
  (Name)                   (Area code)(Telephone)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months of for such period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                         [X]  Yes   [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report of portion thereof?
                                        [ X ]  Yes  [  ]  No

     If so: attach an explanation change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following are the preliminary unaudited financial results for the fiscal year ended December 31, 1997. For the year, the Company expectes a net loss of $8.3 million (which includes one-time restructuring charges totaling $2.8 million), or a loss of $0.58 per share, on revenues of approximately $10 million. This compares with a net loss of $7.5 million, or a loss of $0.78 per share, on revenues of $21.3 million for the year ended December 31, 1996. The per share amounts are based on weighted average shares outstanding of 14,206,154 and 11,484,714 for 1997 and 1996 respectively.

The decrease in 1997 sales revenue is attributable to continuing erosion of the Company's customer base which culminated with the Company's final customer terminating its orders in the third quarter of 1997. Sales revenue for the fourth quarter of 1997 consisted of limited liquidations of inventory.

                    M.G. PRODUCTS, INC.
          (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 01, 1998         By     /S/  ERIC WILLIAMS